

Mail Stop 3720

May 5, 2009

Mr. Thomas Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re: American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-14195**

Dear Mr. Bartlett:

       We have reviewed your supplemental response letter dated April 17, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Factors Affecting Sources of Liquidity, page 43

1.   We note your response to prior comment 1. It is unclear why you have not provided similar disclosures regarding the loan agreement related to the securitization transaction and your other material debt agreements. Please disclose the same information for any financial covenants associated with these loan agreements.

Restrictions Under Notes Indentures, page 44

2.   We note the disclosure proposed in response to comment 2. Please expand this
        disclosure to also comply with Rule 4-08(e)(3)(ii) of Regulation S-X or advise.
        In addition, explain to us in detail why it is not necessary for you to provide
        condensed parent company financial information and other data in a financial
        statement schedule, in accordance with Rule 12-04 of Regulation S-X, or revise.
        Refer to SAB Topic 6:K.2 for guidance.

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

3.   We note your response to prior comment 4. The nature of your acquired customer
        base and your acquired customer relationships are still unclear to us. Clarify how
        these intangible assets differ and tell us how you applied the guidance in
        paragraph 39 and Appendix A of SFAS 141 and EITF 02-17 in determining that
        these assets meet the definition of an intangible asset that may be recognized
        apart from goodwill.

4.   We note in your response to comment 4 that the customer base intangible assets
        represent the value of customer contracts acquired in connection with acquisitions
        of groups of towers assets. These intangibles are tracked by acquisition and are
        amortized on a straight-line basis over a 15 year period. Please respond to each of
        the following questions so that we may understand the basis for your accounting
        policies.

        a. Explain to us why you do not account for each customer contract as a separate
            intangible asset consistent with the guidance in SFAS 141. As part of your
            response, please describe for us the similarities of the underlying customer
            contracts. With respect to each intangible asset, explain to us the facts and
            circumstances of the underlying contracts, including the number of clients,
            contract life and other material terms, the useful life of the underlying tower,
            and the remaining periods of any ground leases.

        b. It is unclear why it is reasonable to assign a fifteen year amortization period to
            all of your acquired customer contracts. Explain to us how this policy is in
            compliance with paragraph 11 of SFAS 142. Please specifically address the
            following:

            •   With respect to each acquisition, tell us how the assigned life accurately
                reflects the remaining contractual period of the acquired leases and any
                expected renewals.

- We note you stated that if it becomes necessary to take a tower down, any existing clients located on that tower are often relocated to another tower site. Replacing a tower appears to be a significant enhancement that should place a limit on the useful life of client contracts. Explain to us your consideration of the guidance in paragraph 11f and footnote 10 of SFAS 142.

c. It is unclear to us how your use of the straight-line method of amortization for groups of contracts is in compliance with the requirement in paragraph 12 of SFAS 142 that the method of amortization reflect the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. When customer contracts are grouped and accounted for as a single asset, the greatest benefits to be realized normally occur in the earliest periods and then dissipate as contracts cancel. This suggests that an accelerated method of amortization should be used. Please advise.

5. We note your response to prior comment 5. In addition, we note that you record an asset for leases which contain a below market lease rate. Tell us how you considered the guidance in paragraph B173, which states that the amount by which the terms of a contract are favorable relative to market prices would not necessarily represent the fair value of that contract.

Note 11. Income Taxes, page F-27

6. We note your response to prior comment 7. You state that you claimed the worthless stock deduction for tax purposes in April 2008. In this regard, clarify why you have reflected this benefit as a long-term deferred tax asset.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director